SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3 to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

KINTERA, INC.

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Certain Options to Purchase Common Stock under the Kintera, Inc. 2000 Stock Option Plan, the

Kintera, Inc. Amended and Restated 2003 Equity Incentive Plan and the

Kintera, Inc. Amended and Restated 2004 Equity Incentive Plan (Fundware)

(Title of Classes of Securities)

49720P506

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Harry E. Gruber, M.D.

President and Chief Executive Officer

Kintera, Inc.

9605 Scranton Road, Suite 240

San Diego, CA 92121

(858) 795-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person.)

Copy to:

Scott M. Stanton, Esq.

Morrison & Foerster LLP

12531 High Bluff Drive, Suite 100

San Diego, CA 92130

(858) 720-5100

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$891,627.00	$95.40

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 958,180 shares of common stock of Kintera, Inc. having an aggregate value of $891,627.00 as of May 31, 2006 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option-pricing model.
**	Previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Introductory Statement

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed by Kintera, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on May 31, 2006, Amendment No. 1 to the Schedule TO filed with the SEC on June 14, 2006 and Amendment No. 2 to the Schedule TO filed with the SEC on June 21, 2006 (the “Schedule TO”), relating to an offer by the Company to exchange certain options held by current employees to purchase shares of the Company’s common stock upon the terms and subject to the conditions set forth in the Offer to Exchange and the other documents filed as exhibits to the Schedule TO (together, the “Offer Documents”). Except as amended and supplemented hereby, all of the terms of the offer and all disclosure set forth in the Schedule TO and the Offer Documents remain unchanged.

This Amendment No. 3 is the final amendment to the Schedule TO. This Amendment No. 3 amends and supplements the Schedule TO and the Offer in order to amend and supplement Item 4 of the Schedule TO to add the following:

“The offer made by the Company pursuant to the Schedule TO expired at 5:00 p.m., Pacific time, on June 28, 2006. Pursuant to the Offer, the Company accepted for exchange options to purchase an aggregate of 687,164 shares of our common stock, representing approximately 72% of the options for 958,180 shares that were eligible to be tendered in the Offer as of May 31, 2006. Subject to the terms and conditions of the Offer, the Company will grant options to purchase a maximum of 687,164 shares of common stock in exchange for such tendered options.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

KINTERA, INC.

By:	/s/ Richard Davidson
Richard Davidson
Chief Financial Officer

Date: July 14, 2006

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INDEX TO EXHIBITS

Number	Description

(a)(1)*	Form of Letter Accompanying Distribution of the Offer

(a)(2)*	Offer to Exchange, dated May 31, 2006

(a)(3)*	Question and Answer Document for Employees of Kintera, Inc.

(a)(4)*	Form of Letter of Transmittal

(a)(5)*	Form of Email Confirmation of Receipt of Letter of Transmittal

(a)(6)*	Form of Letter of Withdrawal

(a)(7)*	Form of Email to Eligible Option Holders

(a)(8)*	Form of Email Communication Reporting Results to Tendering Option Holders

(a)(9)	Kintera, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 16, 2006 and incorporated herein by reference

(a)(10)	Kintera, Inc. Quarterly Report on Form 10-Q for its quarter ended March 31, 2006, filed with the Securities and Exchange Commission on May 15, 2006 and incorporated herein by reference

(d)(1)	Kintera, Inc. 2000 Stock Option Plan and form of Option Agreement thereunder, filed as Exhibit 10.2 to Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-109169), filed with the Securities and Exchange Commission on November 28, 2003 and incorporated herein by reference

(d)(2)	Kintera, Inc. Amended and Restated 2003 Equity Incentive Plan and form of Option Agreement thereunder, filed as Exhibit 4.1 to Registration Statement on Form S-8 (File No. 333-128927), filed with the Securities and Exchange Commission on October 11, 2005 and incorporated herein by reference

(d)(3)	Kintera, Inc. Amended and Restated 2004 Equity Incentive Plan (Fundware) and form of Option Agreement thereunder, filed as Exhibit 4.2 to Registration Statement on Form S-8 (File No. 333-128927), filed with the Securities and Exchange Commission on October 11, 2005 and incorporated herein by reference

(d)(4)	Rights Agreement, dated as of January 25, 2006, between the Company and U.S. Stock Transfer Corp., filed with the Securities and Exchange Commission on Form 8-K on January 25, 2006 and incorporated herein by reference

(d)(5)	2003 Employee Stock Purchase Plan and form of Subscription Agreement thereunder, filed with the Securities and Exchange Commission with Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-109169) dated November 4, 2003 and incorporated herein by reference

(d)(6)	Form of Registration Rights Agreement by and among the Company and the investors identified on the signature pages thereto, dated July 12, 2004, filed with the Securities and Exchange Commission on Form 8-K on July 13, 2004 and incorporated herein by reference

(d)(7)	Form of Registration Rights Agreement by and among the Company and the investors identified on the signature pages thereto, dated November 29, 2004, filed with the Securities and Exchange Commission on Form 8-K on November 30, 2004 and incorporated herein by reference

(d)(8)	Form of Registration Rights Agreement by and among the Company and the investors identified on the signature pages thereto, dated November 21, 2005, filed with the Securities and Exchange Commission on Form 8-K on November 21, 2005 and incorporated herein by reference

(d)(9)	Form of Stock Purchase Agreement by and among the Company and the investors identified on the signature pages thereto, dated November 21, 2005, filed with the Securities and Exchange Commission on Form 8-K on November 21, 2005 and incorporated herein by reference

(d)(10)	Form of Warrant, filed with the Securities and Exchange Commission on Form 8-K on November 21, 2005 and incorporated herein by reference

*	Previously filed.

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